

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2014

Via E-mail
Mr. Timo Ihamuotila
Chief Financial Officer
Nokia Corporation
Karakaair 7, P.O. Box 226
FI-02610 NOKIA GROUP
Espoo, Finland

     Re: Nokia Corporation
               Form 20-F for the Year Ended December 31, 2013
               Filed April 30, 2014
               File No. 001-13202

Dear Mr. Ihamuotila:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Robert S. Littlepage, for

                         Larry Spirgel
                         Assistant Director